June 28, 2013

Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549


Re:      Form AW - Request for Withdrawal
         First Trust Exchange-Traded Fund II
         Registration on Form N-1A
         Post-Effective Amendment No. 52
         (Registration Statement File Nos. 333-143964, 811-21944)


Ladies and Gentleman:

      On behalf of the First Trust ISE Global Oil Refiners Index Fund (the "Fund"), a series of First Trust Exchange-Traded Fund II (the "Trust"), the Trust hereby requests the withdrawal of the above-mentioned Registration Statement pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended. The Registration Statement was originally filed with the Securities and Exchange Commission on June 15, 2011. No securities of the Fund were sold, or will be sold, pursuant to the Registration Statement.

Sincerely,

FIRST TRUST EXCHANGE-TRADED FUND II

By:  /s/ Mark R. Bradley
     -----------------------------------------------
     Mark R. Bradley,
     President and Chief Executive Officer